                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)


                              HANOVER DIRECT, INC.
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         (Title of Class of Securities)


                                   440506 10 3
                                 (CUSIP Number)


                              Thomas A. Huser, Esq.
                            Quadrant Management, Inc.
                              127 East 73rd Street
                            New York, New York 10021
                                 (212) 439-9292
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 1, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ___.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 9 Pages

CUSIP NO. 440506 10 3                 13D                     Page 2 of 9 Pages


1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

      NAR Group Limited (no Fed. Employer I.D. No.)
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER           (a) ___
      OF A GROUP                                      (b) ___
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            ___
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION      British Virgin
                                                          Islands
--------------------------------------------------------------------------------

NUMBER            7     SOLE VOTING POWER                   None
OF                --------------------------------------------------------------
SHARES
BENEFICIALLY      8     SHARED VOTING POWER           1,946,098 shares*
OWNED             --------------------------------------------------------------
BY
EACH              9     SOLE DISPOSITIVE POWER              None
REPORTING         --------------------------------------------------------------
PERSON
WITH              10    SHARED DISPOSITIVE POWER      1,946,098 shares*
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      1,946,098 shares*
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    ___
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0.95%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON            CO, HC
--------------------------------------------------------------------------------
 *See Item 5.

CUSIP NO. 440506 10 3                 13D                     Page 3 of 9 Pages

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

      Alan Grant Quasha, S.S. No. ###-##-####
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) ___
                                                            (b) ___
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  ___
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION            U.S.A.
--------------------------------------------------------------------------------

NUMBER            7     SOLE VOTING POWER                   None
OF                --------------------------------------------------------------
SHARES
BENEFICIALLY      8     SHARED VOTING POWER           1,946,098 shares*
OWNED             --------------------------------------------------------------
BY
EACH              9     SOLE DISPOSITIVE POWER              None
REPORTING         --------------------------------------------------------------
PERSON
WITH              10    SHARED DISPOSITIVE POWER      1,946,098 shares*
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                      1,946,098 shares*
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES    ___
--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0.95%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON            IN
--------------------------------------------------------------------------------
 *See Item 5.

CUSIP NO. 440506 10 3                 13D                     Page 4 of 9 Pages

Item 1.     Security and Issuer.

            This Amendment No. 20 to Statement on Schedule 13D (the "Amendment"), filed with respect to events that occurred on June 1, 1998, relates to shares of Common Stock, par value $0.66-2/3 per share, of Hanover Direct, Inc., a Delaware corporation (the "Common Stock" and the "Issuer", respectively), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D, as modified by Amendments No. 1 - 19 thereto (the "Amended Statement").

Item 2.     Identity and Background.

            This Statement is filed by NAR Group Limited, on behalf of itself and its direct or indirect wholly owned subsidiaries, Quadrant Group Limited ("QGL") and Westmark Holdings Limited ("Westmark") (individually or collectively, as the context requires, "NAR"), and Alan G. Quasha ("Mr. Quasha") (collectively, NAR and Mr. Quasha are sometimes hereinafter referred to as the "Reporting Persons").

            NAR is the beneficial owner of certain of the Issuer's securities. Mr. Quasha is a director of the Issuer. NAR's stockholders, Richemont Finance S.A. ("Richemont"), Evansville Limited ("Evansville") and Mr. Quasha, may be deemed to jointly control NAR. Richemont may be deemed to be controlled, through intermediate entities (Richemont S.A. and Compagnie Financiere Richemont AG), by Compagnie Financiere Rupert. Evansville may be deemed to be controlled by the Phyllis Quasha Revocable Trust (the "Trust"). Phyllis G. Quasha, as the settlor of the Trust, may be deemed to control the Trust. Phyllis G. Quasha is Mr. Quasha's mother. Mr. Quasha is one of the beneficiaries of the Trust. Based upon the foregoing considerations, for purposes of General Instruction C to Schedule 13D, Richemont, Richemont S.A., Compagnie Financiere Richemont AG, Compagnie Financiere Rupert, Evansville, the Phyllis Quasha Revocable Trust and Phyllis G. Quasha (collectively, the "Instruction C Persons") may be deemed to control NAR.

            Exhibit A (previously filed) sets forth the name, place of organization, principal business, address of principal business and address of principal office of each of the Reporting Persons and Instruction C Persons.

            The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons and Instruction C Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is

CUSIP NO. 440506 10 3                 13D                     Page 5 of 9 Pages

conducted, are set forth in Exhibit B (previously filed).

            During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, the Instruction C Persons or any executive officer or director of any of the Reporting Persons or Instruction C Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Except as expressly set forth herein, the joint filing of this Statement by the Reporting Persons shall not be construed as an admission that any person named herein is, for the purpose of Section 13(d) or (g) of the Securities Exchange Act or for any other purpose, the indirect beneficial owner of any or all of the securities of the Issuer beneficially owned directly by another person, and each such person disclaims such indirect beneficial ownership of securities of the Issuer beneficially owned directly by QGL or Westmark.


Item 3.     Source and Amount of Funds or Other Consideration

            Inapplicable.

Item 4.     Purpose of Transaction.

            Inapplicable.


Item 5.     Interest in Securities of the Issuer.

            (a)&(b) The Issuer has a total of 203,899,156 shares of Common Stock issued and outstanding as of May 4, 1998.

            Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own an aggregate of 1,946,098 shares of Common Stock. Pursuant to Rule 13d-3(d)(1)(i), such 1,946,098 shares of Common Stock constitute an aggregate of approximately 0.95% of the outstanding Common Stock. For purposes of Section 13(d), the Reporting Persons may be deemed to have shared power to vote and dispose of, or to direct the voting and disposition of, the securities referred to in this paragraph.

            (c) Pursuant to a Letter Agreement (the "Letter Agreement") dated June 1, 1998 by and among Richemont, Evansville,

CUSIP NO. 440506 10 3                 13D                     Page 6 of 9 Pages

NAR and Mr. Quasha, NAR transferred to Richemont, Evansville and Mr. Quasha, the shareholders of NAR, certain of its holdings of cash, Common Stock and the common stock of certain other corporations in a transaction involving a pro rata dividend granted by NAR to its shareholders and a redemption by NAR of its shares of preferred stock held by Richemont. An aggregate of 87,606,072 shares of Common Stock were distributed by NAR to Richemont, Evansville and Mr. Quasha. Richemont received 56,456,197 shares of Common Stock, Evansville received 30,713,770 shares of Common Stock and Mr. Quasha received 436,098 shares of Common Stock. NAR retained 1,510,000 shares of Common Stock which are subject of certain options granted by NAR to Rakesh K. Kaul, the Chief Executive Officer of the Issuer. Pursuant to the Letter Agreement, NAR and Quadrant Group Limited sold to Richemont for $4,757,350.38 in cash warrants to acquire up to an aggregate of 5,646,490 shares of Common Stock.

            Pursuant to the Letter Agreement, with respect to 12,111,565 shares of the Common Stock distributed by NAR to Evansville, Evansville has granted to Richemont an irrevocable proxy to vote such shares, as more fully described in
Item 6 below.

            Other than the transactions described herein, no transactions in the shares of Common Stock have been effected since the date of the most recent filing on Schedule 13D by the Reporting Persons, or, to the best of their knowledge, the Instruction C Persons or any of the persons named in Exhibit B (previously filed).

            (d) Inapplicable.

            (e) On June 1, 1998, upon consummation of the transactions described in subsection 5(c) above, NAR ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships With Respect to Securities of the Issuer.

            Reference is hereby made to Items 3 and 4 of the Amended Statement for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Issuer. Except as described therein and in the paragraph below, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

CUSIP NO. 440506 10 3                 13D                     Page 7 of 9 Pages


            Pursuant to the Letter Agreement, Evansville has granted to Richemont a proxy to vote 12,111,565 shares of Common Stock held by Evansville, which amount will be reduced to 9,293,966 shares of Common Stock on the date on which Richemont exercises warrants held by it for 5,646,490 shares of Common Stock pursuant to Paragraph 1 of the Letter Agreement and, if such warrants are not exercised, the shares subject to the proxy shall be automatically reduced on a share-for-share basis at such time or times as Richemont or its affiliates acquire shares of Common Stock in open market purchases.

            Prior to the sale to a third party of all or part of the shares of Common Stock subject to the proxy and held by Evansville (the "Subject Shares"), Evansville must provide Richemont with notice and the opportunity to exercise its right of first offer over such shares to be sold by the undersigned in accordance with the Joint Venture Agreement and, if Richemont does not exercise such right (the "Right"), then the proxy will terminate with regard to such Subject Shares, with the Subject Shares being treated as the last shares of Common Stock sold by Evansville from its holdings thereof.

Item 7.     Material to be Filed as Exhibits.

            Exhibit KK: Irrevocable Proxy for Voting of Shares of Common Stock of Hanover Direct, Inc., granted by Evansville to Richemont on June 1, 1998.
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CUSIP NO. 440506 10 3                 13D                     Page 8 of 9 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 11, 1998

                                          NAR GROUP LIMITED



                                          By: /s/ Thomas A. Huser
                                              --------------------------
                                                  Thomas A. Huser, its
                                                  Attorney-In-Fact


                                          ALAN GRANT QUASHA


                                          By: /s/ Thomas A. Huser
                                              --------------------------
                                                  Thomas A. Huser, its
                                                  Attorney-In-Fact